Exhibit 99.1

Bad Homburg v.d. Höhe, August 11, 2025

Disclosure pursuant to Art. 5 para. 1 lit. a) of Regulation (EU) No 596/2014 and Art. 2 para. 1 of Delegated Regulation (EU) 2016/1052

Fresenius Medical Care AG (“FME”) disclosed on June 17, 2025 to conduct a share buyback program. The program is scheduled to commence on August 11, 2025, and to be completed within two years by August 10, 2027 (inclusive). Up to 29,288,814 shares (ISIN DE0005785802, “FME-Shares”) may be repurchased on the stock exchange for a total purchase price (not including ancillary acquisition costs) of EUR 1 billion. The purchase of FME-Shares is based on the authorization granted by the General Meeting on May 20, 2021 (“Authorization”).

The repurchased shares are predominantly to be cancelled and the share capital to be reduced accordingly. To a significantly lesser extent, the repurchased shares may be used for allocations under incentive-based compensation plans.

The share buyback shall be made in two tranches. Under the first tranche, FME-Shares shall be acquired for a total amount of up to EUR 600 million over a period ending on April 30, 2026 (inclusive) under the following conditions.

The buyback shall be carried out in accordance with the safe-harbor-provisions of Art. 5 of Regulation (EU) No 596/2014 in conjunction with the provisions of Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing Regulation (EU) No 596/2014 with regulatory technical standards on the conditions applicable to buyback programmes and stabilisation measures (“Delegated Regulation (EU) 2016/1052”).

A credit institution has been mandated for the first tranche of the buyback. The credit institution makes its trading decisions concerning the timing of the purchases of FME-Shares independently of and without any influence from FME.

Pursuant to the Authorization, FME is allowed to acquire FME-Shares until the end of May 19, 2026, in an amount of up to 10 % of the share capital existing at the time of the resolution. Continuation of the share buyback program beyond the current Authorization is subject to the necessary resolutions of FME’s bodies. The amount paid per FME-Share (not including ancillary acquisition costs) may not exceed or fall short of the price of shares of the same class determined by the opening auction in the Xetra trading system (or a functionally equivalent successor to the Xetra system) on the day of trading by more than 10%.

The credit institution will in particular be obligated to carry out the share buyback in compliance with the trading conditions of Art. 3 of Delegated Regulation (EU) 2016/1052. Accordingly, the FME-Shares shall not be purchased at a price higher than the price of the last independent trade or (should this be higher) higher than the current highest independent bid on the trading venue on which the purchase is carried out. In addition, no more than 25 % of the average daily share turnover on the trading venue on which the purchase is made may be purchased on one trading day. The average daily share turnover is calculated on the basis of the average daily trading volume during the 20 trading days preceding the respective purchase date.

The transactions related to the share buyback program will be disclosed in accordance with the requirements of Art. 5 para. 1 lit. b) of Regulation (EU) No 596/2014 no later than by the end of the seventh trading day following the day of execution of such transactions.

FME will provide regular information regarding the progress of the share buyback program, including by posting its required disclosures at https://freseniusmedicalcare.com/en/investors/shares/share-buy-back/, and will keep that information available to the public for at least a 5-year period from the date of public disclosure.